www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

September 4, 2008

Media Release

Clariant International Ltd

Clariant appoints Dr. Hariolf Kottmann new Chief Executive Officer

Muttenz, September 4, 2008 – **The Board of Directors of Clariant International Ltd has appointed Dr. Hariolf Kottmann new Chief Executive Officer, effective October 1, 2008, replacing Jan Secher who plans to pursue new activities outside of Clariant.**

Dr. Juerg Witmer, Chairman of the Board of Clariant commented: "Jan Secher has laid the foundation for the new direction of the group. The Board of Directors expresses its thanks and recognition for the major achievements in the restructuring of Clariant under his leadership."

Juerg Witmer further stated: "Dr. Hariolf Kottmann has broad leadership experience in the specialty chemicals industry and an outstanding track record in successfully improving the performance of existing businesses as well as building up new business opportunities. Our objective is to substantially improve the performance of the Clariant group and to leverage Clariant's potential on the basis of a cohesive business portfolio, a global resource base as well as a professional team of business leaders. The Board of Directors is convinced that this will lead to a sustainable enhancement of the value of Clariant."

Hariolf Kottmann, 53, German national, earned his PhD in organic chemistry at the University of Stuttgart in 1984. In 1985 he started his career at the Corporate R&D Center of former Hoechst AG in Frankfurt. In the course of the following years he assumed increasing responsibilities in various chemical divisions of the company, functions such as research and development, production and technologies, controlling as well as in the Central Staff Department of the Hoechst board of management. In 1996 he was appointed deputy to the division head of the Basic Chemicals division at Hoechst AG and took responsibility for the business unit Inorganic Chemicals. In 1998 he moved to Summit, New Jersey (USA) as a member of the Executive Committee and head of the organic chemicals business of Celanese Ltd, a spin-off of Hoechst. In April 2001 Dr. Kottmann was appointed member of the Executive Committee of SGL Carbon AG in Wiesbaden. In this function he is responsible for the

Advanced Materials division and the regions Eastern Europe and Asia. He is also in charge of the corporate functions SGL Excellence as well as Technology and Innovation.

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